Exhibit 99.1

ADVANZ PHARMA Corp. Limited Closes Acquisition of Specialty Pharmaceutical Company Correvio Pharma Corp.
•
Provides ADVANZ PHARMA with an immediate and direct commercial and medical presence in Germany, France, Spain, Italy, and the Benelux region, while strengthening its existing presence in the Nordics and the United Kingdom

•	Further diversifies ADVANZ PHARMA’s portfolio of medicines by adding established and innovative, high-quality brands that are sold in more than 60 countries around the world
•	Accelerates ADVANZ PHARMA’s positioning as a leading Western European platform for niche- established medicines with enhanced organic and inorganic growth opportunities
•	ADVANZ PHARMA paid approximately $76 million for the acquisition with its cash on hand

London, England, May 27, 2020 - ADVANZ PHARMA Corp. Limited (“ADVANZ PHARMA” or “the Company”), a global pharmaceutical company focused on serving the needs of patients and healthcare providers around the world with enhanced access to high quality, niche-established medicines, today announced that it closed its previously announced acquisition of specialty pharmaceutical company Correvio Pharma Corp. (“Correvio”) (NASDAQ: CORV) (TSX: CORV).

The acquisition has a total purchase price of approximately $76 million1, which includes the repayment of certain Correvio indebtedness, pursuant to a plan of arrangement (“Plan of Arrangement”) under the Canada Business Corporations Act.

Correvio, now a wholly-owned subsidiary of ADVANZ PHARMA, is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. Correvio’s commercial presence is focused on major European markets with a broader distribution network covering more than 60 countries worldwide.

“We believe that the acquisition of Correvio rapidly accelerates our goal of becoming the leading platform for niche-established medicines, with advanced commercial capabilities throughout Western Europe,” said Graeme Duncan, Chief Executive Officer of ADVANZ PHARMA. “Correvio’s experienced European team provides us with a direct commercial and medical presence in France, Germany, Spain, Italy and the Benelux region, while further enhancing our existing operations in the United Kingdom and the Nordics.”
Mr. Duncan continued, “We are very excited about this transformative acquisition as we believe it will open up further growth opportunities for ADVANZ PHARMA and enable us to access additional portfolio opportunities, and optimize planned pipeline launches.”

The Company believes that Correvio’s niche portfolio, consisting of an established brand, and two growing, patent-protected brands, plus a pipeline of potential product launches, are highly complementary to its current priorities and future focus.
ADVANZ PHARMA anticipates Correvio’s business will be profitable on a pro-forma basis in 2020 through a combination of top-line growth and the realisation of synergies.
Overview of Correvio’s Portfolio of Medicines
Correvio has two marketed, in-hospital, cardiology products: BRINAVESS® (vernakalant HCl, IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults; and AGGRASTAT® (tirofiban HCl), a reversible GP IIb/IIIa inhibitor indicated for use in patients with acute coronary syndrome.
Correvio’s licensed medicines include XYDALBA™ (dalbavancin hydrochloride), a second generation, semi-synthetic lipoglycopeptide approved in the European Union for the treatment of acute bacterial skin and skin structure infections (ABSSSI) in adults; and ZEVTERA®/MABELIO® (ceftobiprole medocaril), a semi-synthetic, pro-drug form of a cephalosporin antibiotic for the treatment of community acquired pneumonia and hospital acquired pneumonia, excluding ventilator acquired pneumonia, in adults for select European markets and Israel.
Correvio’s pipeline includes TREVYENT®, a drug/device combination that is designed to deliver treprostinil, a leading treatment for pulmonary arterial hypertension.
Leadership Changes
Concurrent with the closing of the transaction, effective today, the following Correvio executives will be departing the company as employees: Mark Corrigan, CEO; Justin Renz, President and CFO; David Dean, Chief Business Development Officer; Sheila Grant, Chief Operating Officer; David McMasters, General Counsel; and Hugues Sachot, Chief Commercial Officer.
Certain Correvio executives will remain with ADVANZ PHARMA as consultants in the near term to help manage the integration of the two businesses.
ADVANZ PHARMA would like to thank these individuals for their contributions to Correvio.
Transaction Details
Under the terms of the transaction, ADVANZ PHARMA paid $0.42 per issued and outstanding share (the “Consideration”), valuing Correvio’s equity at approximately $28 million on a fully diluted basis.
Inclusive of the repayment of Correvio’s outstanding debt of approximately $48 million, this represents a total consideration of approximately $76 million, excluding Correvio’s cash assumed by ADVANZ PHARMA.
In connection with the closing of the transaction, Correvio has applied to have its shares delisted from the Toronto Stock Exchange, which is expected to take effect between one and three business days after the closing date. Correvio has also applied to cease to be a reporting issuer under Canadian securities law.

Correvio has notified The Nasdaq Stock Market (“Nasdaq”) of the consummation of the transaction, and has been informed by Nasdaq that trading in the shares of common stock of Correvio on Nasdaq was halted immediately following the after-hours session at 8 p.m. EST on May 26, 2020 and will be suspended effective as of May 28, 2020.
Correvio has requested that Nasdaq file a delisting application on Form 25 with the Securities and Exchange Commission (“SEC”) to report the delisting of the shares of common stock of Correvio from Nasdaq.
Correvio expects to terminate the registration of its shares of common stock under the Securities Exchange Act of 1934, as amended, and to therefore cease to report to the SEC, approximately 10 days after the closing of the transaction.
PJT Partners served as financial advisor, and Fasken Martineau DuMoulin LLP and White & Case respectively as Canadian, U.S. and European legal advisors to ADVANZ PHARMA and its board of directors as part of the transaction. Piper Sandler served as financial advisor to Correvio. Blake, Cassels & Graydon LLP served as Canadian legal counsel and Skadden, Arps, Slate, Meagher & Flom LLP served as U.S. legal counsel to Correvio.

1All dollar amounts in this press release are in U.S. dollars unless otherwise indicated.

About ADVANZ PHARMA

ADVANZ PHARMA operates an international specialty pharmaceutical business with a diversified portfolio of more than 200 branded and unbranded products, and sales in more than 90 countries, and going forward, is focused on becoming the leading platform for niche-established medicines, with advanced commercial capabilities throughout Western Europe.

ADVANZ PHARMA’s registered office is in Jersey, Channel Islands. The Company operates globally through its subsidiaries in Sydney, Australia; Mumbai, India; Dublin, Ireland; Helsingborg, Sweden; Chicago, United States; and its head office in London, England.

About Correvio Pharma Corp.
Correvio Pharma Corp. is a specialty pharmaceutical company focused on providing innovative, high-quality brands that meet the needs of acute care physicians and patients. With a commercial presence and distribution network covering over 60 countries worldwide, Correvio develops, acquires and commercializes brands for the in-hospital, acute care market segment. Correvio’s portfolio of approved and marketed brands includes: Xydalba™ (dalbavancin hydrochloride), for the treatment of acute bacterial skin and skin structure infections (ABSSSI); Zevtera®/Mabelio® (ceftobiprole medocaril sodium), a cephalosporin antibiotic for the treatment of community- and hospital-acquired pneumonia (CAP, HAP); Brinavess® (vernakalant IV) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm; Aggrastat® (tirofiban hydrochloride) for the reduction of thrombotic cardiovascular events in patients with acute coronary syndrome. Correvio’s pipeline of product candidates includes Trevyent®, a drug-device combination that is designed to deliver treprostinil, the world’s leading treatment for pulmonary arterial hypertension.
Correvio® and the Correvio Logo are the proprietary trademarks of Correvio Pharma Corp. Aggrastat® and Brinavess™® are trademarks owned by Correvio and its affiliates worldwide. Xydalba™ is a trademark of

Allergan Pharmaceuticals International Limited, and used under license. Zevtera® and Mabelio® are trademarks owned by Basilea Pharmaceutica International Ltd., and used under license.
Trevyent® is a trademark of United Therapeutics Corporation and used under license.
Notice Regarding Forward-looking Statements and Information:
This news release includes forward‐looking information within the meaning of Canadian securities laws. Often, but not always, and forward‐looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of ADVANZ PHARMA’s management, and are based on assumptions and subject to risks and uncertainties. Although ADVANZ PHARMA’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward‐looking events and circumstances discussed in this news release may not occur by certain dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting ADVANZ PHARMA, including risks associated with ADVANZ PHARMA's securities, increased indebtedness and leverage, ADVANZ PHARMA's growth, risks associated with the use of ADVANZ PHARMA's products, the inability to generate cash flows, revenues and/or stable margins, the inability to repay debt and/or satisfy future obligations, risks associated with a delay in releasing ADVANZ PHARMA's financial statements (which could result in a default under ADVANZ PHARMA's debt agreements and a violation of applicable laws), ADVANZ PHARMA's outstanding debt, risks associated with the geographic markets in which ADVANZ PHARMA operates and/or distributes its products, the pharmaceutical industry and the regulation thereof, regulatory investigations and proceedings, the failure to comply with applicable laws, risks associated with distribution agreements, economic factors, market conditions, risks associated with growth and competition, the failure to obtain regulatory approvals, the equity and debt markets generally, general economic and stock market conditions, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), political risks (including changes to political conditions), risks associated with the United Kingdom's exit from the European Union (including, without limitation, risks associated with regulatory changes in the pharmaceutical industry, changes in cross‐border tariff and cost structures and the loss of access to the European Union global trade markets), risks related to patent infringement actions, the loss of intellectual property rights, risks and uncertainties detailed from time to time in ADVANZ PHARMA's filings with the Canadian Securities Administrators, risks related to the spread of COVID-19 (including, without limitation, risks associated with reliance on third party manufacturers and suppliers, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the economies and financial markets of many countries), risks related to the integration of Correvio into ADVANZ PHARMA, risks related to the expected profitability of Correvio, and many other factors beyond the control of ADVANZ PHARMA. Although ADVANZ PHARMA has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward‐looking statements and information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward‐looking statement or information can be guaranteed. Except as required by applicable securities laws, forward‐looking statements and information speak only as of the date on which they are made and ADVANZ PHARMA undertakes no obligation to publicly update or revise any forward‐looking statement or information, whether as a result of new information, future events, or otherwise.

For media inquiries, please contact:
Meral Nugent
ADVANZ PHARMA Corp. Limited
+44 208 588 9100
meral.nugent@advanzpharma.com

For investor inquiries, please contact:
Adam Peeler, on behalf of:
ADVANZ PHARMA Corp. Limited
416.427.1235
adam.peeler@advanzpharma.com